Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Nine months ended
September 30, 2006
Earnings:
Income from continuing operations before income taxes	$366.9
Minority interest in income of consolidated subsidiaries	27.5
Less: Equity earnings	(75.2)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	319.2

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	525.3
Rental expense representative of interest factor	12.7

Total fixed charges	538.0

Distributed income of equity-method investees	85.0

Less:
Capitalized interest	(11.8)

Total earnings as adjusted	$930.4

Fixed charges	$538.0

Ratio of earnings to fixed charges	1.73